SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERRILL LYNCH & CO., INC.

(Name of Subject Company (Issuer))

MERRILL LYNCH & CO., INC. (ISSUER)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

LIQUID YIELD OPTION™ NOTES DUE 2031

(Title of Class of Securities)

590188 A6 5

(CUSIP Number of Class of Securities)

RICHARD ALSOP, ESQ.

GENERAL COUNSEL

CORPORATE LAW

MERRILL LYNCH & CO., INC.

4 WORLD FINANCIAL CENTER

NEW YORK, NEW YORK 10080

TELEPHONE: (212) 449-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

COPY TO:

NORMAN D. SLONAKER, ESQ.

SIDLEY AUSTIN BROWN & WOOD LLP

787 SEVENTH AVENUE

NEW YORK, NEW YORK 10019

TELEPHONE: (212) 839-5300

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1]	AMOUNT OF FILING FEE[2]
$1,810,512,396	$229,391.92

™	Trademark of Merrill Lynch & Co., Inc.

[1]	The transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

[2]	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Merrill Lynch & Co., Inc., a Delaware corporation (the “Company”), on November 9, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its notice of an amendment to the Company’s Liquid Yield Option™ Notes due 2031 (the “LYONs”) and the related indenture to add December 10, 2004 as an additional date on which holders of the LYONs may require the Company to repurchase all or a portion of their LYONs for cash. The holder’s right to require the Company to repurchase their LYONs will be subject to the conditions set forth in the Notice of Amendment dated November 9, 2004.

The information in the Notice of Amendment, which was previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO filed on November 9, 2004, as amended on November 17, 2004 and November 30, 2004, is hereby amended and supplemented by adding the following information:

On December 10, 2004, the Company issued a press release announcing the final results of its repurchase of the LYONs. The deadline for tendering LYONs passed at 5:00 p.m., New York City time, on Thursday, December 9, 2004. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following as Exhibit (a)(5)(ii).

(a)(5)(ii) Press Release, dated December 10, 2004, Merrill Lynch & Co. announces the final results of the repurchase of the LYONs.

™	Trademark of Merrill Lynch & Co., Inc.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2004	MERRILL LYNCH & CO., INC.

	BY:	/s/ John Laws
Name: John Laws Title: Assistant Treasurer

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)	Notice of Amendment, dated November 9, 2004.*

(a)(5)	Press Release, dated November 9, 2004, Merrill Lynch & Co., Inc. Announces Amendment of the LYONs and Additional Purchase Date.*

(a)(5)(ii)	Press Release, dated December 10, 2004, Merrill Lynch & Co., announces the final results of the repurchase of the LYONs.

* Previously filed